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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
--------                                               Washington, D.C. 20549                            --------------------------
[ ]Check this box if no longer subject to                                                                OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                         Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 Estimated average burden
   Instruction 1(b).                                                                                     hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)

1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6.  Relationship of Reporting
                                                                                                  Person(s) to Issuer (Check all
   Kelly          Brian              G.        Activision, Inc. (ATVI)                            applicable)
__________________________________________  _____________________________________________     _X_ Director      ___ 10% Owner
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for          _X_ Officer (give ___ Other (specify
                                               Number of Reporting     Month/Day/Year             title below)      below)
  c/o Activision, Inc.                         Person, if an entity
  3100 Ocean Park Boulevard                    (voluntary)             April 1, 2003          Co-Chairman
__________________________________________                         _________________________________________________________________
  (Street)                                                          5. If Amendment, Date     7.  Individual or Joint/Group Filing
                                                                       of Original                   (Check Applicable Line)
  Santa Monica      CA             90405                               (Month/Day/Year)       _X_ Form filed by One Reporting Person
__________________________________________                                                    ___ Form filed by More than One
  (City)          (State)          (Zip)                                                          Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                         2A.                                              5. Amount of
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Securities
                              2. Trans-  Exe-        action       or Disposed of (D)         Beneficially
                                 action  cution      Code         (Instr. 3, 4 and 5)        Owned        6. Ownership
                                 Date    Date,       (Instr.      -----------------------    Following       Form:     7. Nature of
                                 (Month/ if any       8)                    (A)              Reported        Direct       Indirect
1.  Title of Security            Day/    (Month/    ----------    Amount     or    Price     Trans-          (D) or       Beneficial
    (Instr.3)                    Year)   Day/Year)   Code   V               (D)              action(s)       Indirect(I)  Ownership
----------------------------- ---------  ---------  ------ ----   --------  ---  --------    ------------    -----------  ----------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                   SEC 1474 (9-02)

                                          Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)        Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                   6. Date
                                                                                                                      Exercisable
                                                                                                                      and
                                                                                                                      Expiration
                                     2. Conver-               3A. Deemed                   5. Number of Deriv-        Date
                                        sion or    3. Trans-      Execution  4. Trans-        ative Securities        (Month/
                                        Exercise      action      Date, if      action        Acquired (A) or         Day/Year)
                                        Price of      Date        any           Code          Disposed of (D)      ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)     (Instr. 3, 4, and 5) Date     Expir-
1. Title of Derivative Security         ative         Day/        Day/       ------------  ----------------------- Exer-    ation
   (Instr. 3)                           Security      Year)       Year)      Code     V       (A)          (D)     cisable  Date
--------------------------------     -----------   ---------- -------------  ------ -----  ----------- ----------- -------- ------

Employee Stock Options                  $14.17      4/1/03                     A            102,000                4/1/03    3/31/13

Employee Stock Options                  $14.17      4/1/03                     A            150,000                4/1/04(1) 3/31/13

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       Form of
                                                                             Beneficially     Derivative
                        7. Title and Amount of Underlying                    Owned            Security
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Employee Stock Options  Common Stock            102,000                     102,000            D

Employee Stock Options  Common Stock            150,000                     150,000            D

Explanation of Responses:

(1) One half of the option vests in three equal installments beginning on April 1, 2004. The second half of the option will vest on April 1, 2010, however, the second half of the option may vest on an accelerated basis if certain earning and other financial goals are met.

                                                                                /s/Brian G. Kelly                         04/03/03
**Intentional misstatements or omissions of facts constitute                    --------------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person             Date
  15 U.S.C. 78ff(a).                                                              Brian G. Kelly

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB Number.                                                   Page 2